UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 19, No. 1355, Caobao Road, Minhang District
Shanghai, People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

NIO Day 2024 Held in Guangzhou

NIO ET9 Officially Launched and the firefly Brand Unveiled

On December 21, 2024, NIO Day 2024 was held in Guangzhou. Celebrating the theme “Together & Further,” this event marked the 10th anniversary of NIO, showcasing technological breakthroughs achieved in collaboration with innovators. With over 20,000 attendees, it became the largest NIO Day in history.

Centered around the theme of “Together & Further,” over 1,150 NIO users and outstanding creators were deeply involved in the making of NIO Day 2024. Musician Chang Shilei joined forces with the 2024 NIO Band to create and perform the theme song of NIO Day 2024, conveying the power of shared journeys through music. Cheng Gong collaborated with NIO again, directing a documentary short film also titled “Together & Further,” chronicling the stories of nearly a hundred NIO users growing together with NIO for ten years. Internationally renowned illustrator Sua Balac, along with 14 NIO user designers, unveiled the full-length “Journey Together” illustration scroll, artistically depicting the brand’s decade-long journey with employees, users, partners, and industry innovators. Finally, the User Charity Marketplace made its return, where NIO users set up more than 170 charity market stalls within Haixinsha Asian Games Park. The proceeds from the sale of goods will be donated to the Guangzhou Charity Association, putting the theme of Together & Further into action.

At NIO Day 2024, the NIO ET9, a smart electric executive flagship was officially launched with a starting price of 788,000 RMB. Additionally, a limited First Edition of 999 units was released, with a starting price of 818,000 RMB. Deliveries of the ET9 are expected to commence in March 2025.

The ET9 integrates NIO’s full-stack technological capabilities across 12 areas, backed by over 1,000 patent applications. With this technical underpinning, the ET9 aims to deliver flagship experiences to users across nine key aspects, including design, space, comfort, audio, intelligent systems, assisted and intelligent driving, safety, powertrain, and overall driving experience.

Built upon an advanced digital architecture that integrates hardware and software, the ET9 features advanced technologies such as fully active suspension and steer-by-wire system, as well as an 8.2.4.8 immersive sound system, providing users with an optimal driving and riding experience. The ET9’s advanced intelligent safety system, which integrates both active and passive safety features, elevates automotive safety standards to a new level. With its distinctive exterior design, spacious interior, and carefully crafted atmosphere both inside and out, the NIO ET9 is designed to meet users’ expectations for innovation and technology in executive flagships in the smart EV era.

During the event, firefly, our small, smart, high-end electric car brand, was officially launched. Embodying the brand spirit of “freedom to glow,” firefly provides global users with a vivid driving experience. Firefly brand’s logo draws inspiration from fireflies: small, agile and buzzing with energy, catering to users who are self-assured, confident, and passionate about life.

Firefly leverages NIO’s decade-long expertise in research and development, design capabilities, safety standards, and intelligent technologies, and is built on the brand DNA of being “vivid, thoughtful and solid.”

The firefly model shares its name with the brand and has been designed and developed to meet the latest China and EU dual five-star safety standards. The car’s structural design, material strength, and protection of key areas in the passenger compartment have been reinforced and upgraded, making it currently the only compact car that can simultaneously meet the five-star safety standards of both China and Europe. Leveraging advanced smart electric technology, firefly will meet users’ diverse needs for urban mobility through its original design that aligns with contemporary aesthetics, agile driving experience, ingenious space design, and benchmark-setting safety standards.

On the same day, the firefly model made its global debut and began pre-sales in the Chinese market. The official launch of the firefly model is expected in April 2025.

“The ET9 is the result of NIO’s decade-long continuous investment in R&D, and it is also a testament to NIO’s journey alongside global automotive industry innovators,” said William Li, founder, chairman, and CEO of NIO. “Over the past ten years, NIO has grown together with our users and friends, walking hand in hand. Through continuous technological innovation, we have delivered high-quality smart electric vehicle products to our users. Our ongoing deployment of charging and battery swapping infrastructure has provided users with more convenient and efficient charging services. In the next decade, we will serve global users through our three brands, further popularize smart electric vehicles, help promote the global transition to electric vehicles and continue the work toward our mission of Blue Sky Coming.”

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, family-oriented smart electric vehicles through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand.

Safe Harbor Statement

This Form 6-K contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Yu Qu
Name	:	Yu Qu
Title	:	Chief Financial Officer

Date: December 23, 2024